Dreyfus Founders Passport Fund

Pursuing capital appreciation through
investments in small foreign growth companies

PROSPECTUS May 1, 2005

Class A, B, C, R and T Shares



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

As with all mutual funds, the Securities and Exchange Commission has not approved
or disapproved these securities or passed upon the adequacy of this prospectus.
Any representation to the contrary is a criminal offense.

Dreyfus Founders Passport Fund

Ticker Symbols   **Class A: FPSAX**
Class B: FPSBX
Class C: FPSCX
Class R: FPSRX
Class T: FPSTX

Contents

The Fund



INVESTMENT APPROACH

The fund, an international small-cap fund, seeks capital appreciation. To pursue this goal, the fund normally invests at least 65% of its total assets in the equity securities of foreign small-cap companies from a minimum of three countries. These companies may be based in both developed and emerging economies. The fund may invest in larger foreign companies or in U.S.-based companies if they represent better prospects for capital appreciation.

Founders Asset Management LLC (Founders) manages the fund using a "growth style" of investing. Founders uses a consistent, "bottom-up" approach to build equity portfolios, searching for companies whose fundamental strengths suggest the potential to provide superior earnings growth over time.

Founders continually monitors the securities in the fund's portfolio, and will consider selling a security if its current price is greater than Founders' estimate of its intrinsic value. Founders also may sell a security if an event occurs that contradicts Founders' rationale for owning it, such as a deterioration in the company's financial fundamentals. In addition, Founders may sell a security if better investment opportunities emerge elsewhere. Founders also may liquidate a security if Founders changes the fund's industry sector or country weightings.

For more information on the securities held by the fund, see "For More Information — Portfolio Holdings."



MAIN RISKS

The principal risks of investing in this fund are:

- *Foreign investment risk.* Investments in foreign securities involve different risks than U.S. investments. These risks include:

  - *Market risk.* Foreign markets have substantially less trading volume than U.S. markets, and are not generally as liquid as, and may be more volatile than, those in the United States. Brokerage commissions and other transaction costs are generally higher than in the United States, and settlement periods are longer.

  - *Regulatory risk.* There may be less governmental supervision of foreign stock exchanges, securities brokers, and issuers of securities, and less public information about foreign companies. Also, accounting, auditing, and financial reporting standards are less uniform than in the United States. Exchange control regulations or currency restrictions could prevent cash from being brought back to the United States. The fund may be subject to withholding taxes and could experience difficulties in pursuing legal remedies and collecting judgments.

  - *Currency risk.* The fund's assets are invested primarily in foreign securities. Since substantially all of its revenue is received in foreign currencies, the fund's net asset value will be affected by changes in currency exchange rates to a greater extent than funds investing primarily in domestic securities. The fund pays dividends, if any, in U.S. dollars and incurs currency conversion costs.

  - *Political risk.* Foreign investments may be subject to expropriation or confiscatory taxation; limitations on the removal of cash or other assets of the fund; and political, economic, or social instability.

- *Small company risk.* Small companies involve substantially greater risks of loss and price fluctuations than larger and more established companies. Small companies may be in the early stages of development; may have limited product lines, markets or financial resources; and may lack management depth. These companies may be more affected by intense competition from larger companies, and the trading markets for their securities may be less liquid and more volatile than securities of larger companies. This means that the fund could have greater difficulty buying or selling a security of a small-cap issuer at an acceptable price, especially in periods of market volatility. Also, it may take a substantial period of time before the fund realizes a gain on an investment in a small-cap company, if it realizes any gain at all.

- *Portfolio turnover.* The fund often may engage in short-term trading to try to achieve its objective. As a result, the fund's portfolio turnover rates likely will be higher than those of other mutual funds with the same investment objective. Higher portfolio turnover rates increase the fund's brokerage costs and may increase its taxable capital gain distributions, and therefore may adversely affect its performance both before and after taxes. During the fiscal years ended December 31, 2004, 2003 and 2002, the portfolio turnover rates for the fund were 648%, 707% and 495%, respectively. (A portfolio turnover rate of 100% is equivalent to the fund buying and selling all of the securities in its portfolio once during the course of a year.)

- *Sector risk.* The fund may overweight or underweight certain market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those sectors.

- *Initial public offerings.* The fund may purchase securities of companies in initial public offerings (IPOs). The number of IPOs brought to market, and the prices at which the newly issued stocks trade, are affected by the performance of the stock market as a whole. When IPOs are brought to market, the fund may not be able to purchase as many shares as it would like, or any at all, due to limited availability. The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund, and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

Key concepts

Growth companies: companies whose earnings are expected to grow faster than the overall market.

Foreign small-cap companies: generally, those foreign companies with market capitalizations of less than $1.5 billion. This range may fluctuate depending on changes in the value of the stock market as a whole.



PAST PERFORMANCE

The following information illustrates the risks of investing in the fund. The bar chart shows the fund's Class A performance from year to year. The performance figures do not reflect sales loads, and would be lower if they did. All performance figures reflect the reinvestment of dividends and capital gain distributions. Past performance is no guarantee of future results.



Year-by-year total returns *as of 12/31 each year (%)*
Class A shares

95	96	97	98	99	00	01	02	03	04

74.94
17.70
-29.61
-31.74
-15.91

Best Quarter:	Q2 '03	**+27.30%**
Worst Quarter:	Q3 '01	**-22.58%**

The following table compares the performance of each share class to the performance of appropriate broad-based indexes. The fund's returns include applicable sales loads, and reflect the reinvestment of dividends and capital gain distributions. The returns of the indexes account for both change in security price and reinvestment of dividends, do not reflect the impact of taxes, and do not reflect the costs of managing a mutual fund. You may not invest directly in these indexes. Past performance, both before and after taxes, is no guarantee of future results.

Average annual total returns *as of 12/31/04*	1 Year	5 Years (since inception)[1]
Class A *returns before taxes*	**10.92%**	**-4.75%**
Class A *returns after taxes on distributions*	**10.92%**	**-5.67%**
Class A *returns after taxes on distributions and sale of fund shares*	**7.10%**	**-4.55%**
Class B *returns before taxes*	**12.68%**	**-4.72%**
Class C *returns before taxes*	**15.79%**	**-4.40%**
Class R *returns before taxes*	**18.02%**	**-4.14%**
Class T *returns before taxes*	**11.85%**	**-5.31%**
Morgan Stanley Capital International World ex U.S. Index[2]	**20.38%**	**-0.77%**
Morgan Stanley Capital International World ex U.S. Small-Cap Index[2]	**29.40%**	**9.95%**

[1] Inception date 12/31/99

[2] The Morgan Stanley Capital International (MSCI) World ex U.S. Index measures global developed market equity performance outside of the United States. The MSCI World ex U.S. Small-Cap Index measures global performance of small capitalization securities outside of the United States.

After-tax performance is shown only for Class A shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's individual tax situation and may differ from those shown. The after-tax return information shown above does not apply to fund shares held through tax-deferred accounts, such as 401(k) plans or individual retirement accounts.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit and is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As a fund shareholder, you pay certain fees and expenses in connection with the fund, which are described in the tables below.

Fee table

	Class A	Class B	Class C	Class R	Class T
Shareholder transaction fees *(fees paid from your account)*					
Maximum front-end sales charge on purchases *% of offering price*	5.75	none	none	none	4.50
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	none[1]	4.00	1.00	none	none[1]
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*					
Management fees	1.00	1.00	1.00	1.00	1.00
Rule 12b-1 fee	none	0.75	0.75	none	0.25
Shareholder services fee	0.25	0.25	0.25	none	0.25
Other expenses[2]	0.77	0.89	0.81	0.79	0.97
Total annual fund operating expenses *(without waiver)*[2]	2.02	2.89	2.81	1.79	2.47
Waiver[2]	(0.10)	(0.10)	(0.10)	(0.11)	(0.10)
Net annual fund operating expenses *(with waiver)*[2]	1.92	2.79	2.71	1.68	2.37

[1] *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

[2] *The custodian has agreed to waive a portion of the custody fees through August 31, 2006 pursuant to a written contractual commitment.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	$759	$1,163	$1,592	$2,781
Class B				
with redemption	$682	$1,185	$1,714	$2,812*
without redemption	$282	$885	$1,514	$2,812*
Class C				
with redemption	$374	$862	$1,475	$3,131
without redemption	$274	$862	$1,475	$3,131
Class R	$171	$553	$959	$2,096
Class T	$679	$1,176	$1,698	$3,123

* *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual return and expenses will be different, the example is for comparison only. The 1-year example and the first year of the 3-, 5-, and 10-year examples are based on net annual fund operating expenses with waiver. The 3-, 5-, and 10-year examples are based on total annual fund operating expenses without waiver for each year after year one.

Key concepts

Contingent deferred sales charge (CDSC): a back-end sales charge payable if shares are redeemed within a certain time period.

Management fee: the fee paid to Founders for managing the fund's portfolio and assisting in other aspects of the fund's operations.

Rule 12b-1 fee: the fee paid to the fund's distributor to finance the sale and distribution of Class B, Class C, and Class T shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services.

Other expenses: expenses paid by the fund for custodian, transfer agency and accounting agent services, and other customary fund services. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



This section discusses other investment strategies used by the fund and provides in more detail the risks associated with those strategies. The Statement of Additional Information (SAI) contains more detailed information about the fund's investment policies and risks.

Other portfolio investments and strategies

ADRs. The fund may invest in American Depositary Receipts and American Depositary Shares (collectively, ADRs) as a way to invest in foreign securities. ADRs are receipts representing shares of a foreign corporation held by a U.S. bank that entitle the holder to all dividends and capital gains on the underlying foreign shares. ADRs are typically denominated in U.S. dollars and trade in the U.S. securities markets. ADRs are subject to many of the same risks as direct investments in foreign securities. These risks include fluctuations in currency exchange rates, potentially unstable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply to U.S. issuers.

Securities that are not readily marketable. The fund may invest up to 15% of its net assets in securities that are not "readily marketable." A security is not readily marketable if it cannot be sold within seven days in the ordinary course of business for approximately the amount it is valued. For example, some securities are not registered under U.S. securities laws and cannot be sold to the U.S. public because of Securities and Exchange Commission (SEC) regulations (these are known as "restricted securities"). Under procedures adopted by the fund's board, certain restricted securities may be deemed readily marketable, and will not be counted toward this 15% limit.

Investments in securities that are not readily marketable, which may include restricted securities, involve certain risks to the extent that a Fund may be unable to sell such a security or sell at a reasonable price. In addition, in order to sell a restricted security, a Fund might have to bear the expense and incur the delays associated with registering the shares with the SEC.

Securities of other investment companies. The fund may acquire securities of other investment companies, including exchange-traded funds (ETFs), subject to the limitations of the Investment Company Act of 1940 (1940 Act) and the conditions of exemptive orders issued by the SEC. The fund's purchase of securities of other investment companies will result in the payment of additional management fees and may result in the payment of additional distribution fees.

The fund may invest its uninvested cash reserves in shares of Dreyfus Founders Money Market Fund and/or one or more other money market funds advised by affiliates of Founders in excess of the limitations of the 1940 Act under the terms of an SEC exemptive order.

ETFs are open-end investment companies or unit investment trusts that are registered under the 1940 Act. The shares of ETFs are listed and traded on stock exchanges at market prices. Since ETF shares can be bought and sold like ordinary stocks throughout the day, the fund may invest in ETFs in order to equitize cash, achieve exposure to a broad basket of securities in a single transaction, or for other reasons.

An investment in an ETF generally presents the same primary risks as an investment in a conventional fund (*i.e.*, one that is not exchange-traded) that has the same investment objectives, strategies, and policies. The price of an ETF can fluctuate up or down, and the fund can lose money investing in an ETF if the prices of the securities owned by the ETF go down. In addition, ETFs are subject to the following risks that do not apply to conventional funds: (i) the market price of an ETF's shares may trade above or below their net asset value; (ii) an active trading market for an ETF's shares may not develop or be maintained; or (iii) trading of an ETF's shares may be halted if the listing exchange's officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide "circuit breakers" (which are tied to large decreases in stock prices) halts stock trading generally.

As with traditional mutual funds, ETFs charge asset-based fees, although these fees tend to be relatively low. ETFs do not charge initial sales charges or redemption fees and investors pay only customary brokerage fees to buy and sell ETF shares.

Temporary defensive investments. In times of unstable or adverse market or economic conditions, up to 100% of the fund's assets can be invested in temporary defensive instruments in an effort to enhance liquidity or preserve capital. Temporary defensive investments generally include cash, cash equivalents such as commercial paper, money market instruments, short-term debt securities, U.S. government securities, or repurchase agreements. The fund also could hold these types of securities pending the investment of proceeds from the sale of fund shares or portfolio securities, or to meet anticipated redemptions of fund shares. To the extent the fund invests defensively in these securities, it might not achieve its investment objective.

Portfolio turnover. The fund does not have any limitations regarding portfolio turnover. The fund may engage in short-term trading to try to achieve its objective and may have portfolio turnover rates significantly in excess of 100%. A portfolio turnover rate of 100% is equivalent to the fund buying and selling all of the securities in its portfolio once during the course of a year. The portfolio turnover rate of the fund may be higher than other mutual funds with the same investment objective. Higher portfolio turnover rates increase the brokerage costs the fund pays and may adversely affect its performance.

If the fund realizes capital gains when it sells portfolio investments, it generally must pay those gains out to shareholders, increasing their taxable distributions. This may adversely affect the after-tax performance of the fund for shareholders with taxable accounts. The fund's portfolio turnover rates for prior years are included in the "Financial Highlights" section of this prospectus. The fund's current and future portfolio turnover rates may differ significantly from its historical portfolio turnover rates.

More about risk

Like all investments in securities, you risk losing money by investing in the fund. The fund's investments are subject to changes in their value from a number of factors.

- **Emerging markets risk.** The fund invests in emerging markets. These are markets in countries that are considered to be in the initial stages of the industrial cycle. Such countries are subject to more economic, political, and business risk than major industrialized nations, and the securities issued by companies located there may have more volatile share prices and be less liquid than those of securities issued by companies in later stages of the industrial cycle.

- **Additional foreign risk.** Some foreign companies may exclude U.S. investors, such as the fund, from participating in beneficial corporate actions, such as rights offerings. As a result, the fund may not realize the same value from a foreign investment as a shareholder residing in that country.

- **Stock market risk.** The value of the stocks and other securities owned by the fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence.

- **Company risk.** The stocks in the fund's portfolio may not perform as expected. Factors that can negatively affect a particular stock's price include poor earnings reports by the issuer, loss of major customers or management team members, major litigation against the issuer, or changes in government regulations affecting the issuer or its industry.

- **Opportunity risk.** There is the risk of missing out on an investment opportunity because the assets necessary to take advantage of the opportunity are held in other investments.

- **Investment style risk.** Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the fund's growth style of investing, and the fund's returns may vary considerably from other equity funds using different investment styles.



MANAGEMENT

Investment adviser

Founders serves as investment adviser to the fund and is responsible for selecting the fund's investments and handling its day-to-day business. Founders' corporate offices are located at 210 University Boulevard, Suite 800, Denver, Colorado 80206-4658.

Founders and its predecessor companies have operated as investment advisers since 1938. Founders also serves as investment adviser to other series funds of Dreyfus Founders Funds, Inc., as well as investment adviser or sub-adviser to a number of other investment companies and private accounts. Founders is a wholly owned subsidiary of Dreyfus Service Corporation (DSC), which is a wholly owned subsidiary of The Dreyfus Corporation (Dreyfus). Founders is the growth specialist affiliate of Dreyfus, a leading mutual fund complex with approximately $158 billion under management in over 200 mutual fund portfolios as of December 31, 2004. Dreyfus is a wholly owned subsidiary of Mellon Financial Corporation (Mellon Financial), a global financial services company with approximately $4 trillion in assets under management, administration or custody, including approximately $707 billion under management as of December 31, 2004. Mellon Financial provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon Financial is headquartered in Pittsburgh, Pennsylvania.

In addition to managing the fund's investments, Founders also provides certain related administrative services to the fund. For these investment and administrative services, the fund pays Founders a management fee. The fund's management fee for the fiscal year ended December 31, 2004 was 1.00% of the fund's average daily net assets.

To facilitate day-to-day fund management, Founders uses a team system. Each team is composed of members of the investment department, including portfolio managers, research analysts, and portfolio traders. Each individual shares ideas, information, knowledge, and expertise to assist in the management of the fund. Daily decisions on security selection for the fund are made by the portfolio manager. Through participation in the team process, the manager uses the input, research, and recommendations of the rest of the management team in making purchase and sale decisions.

Tracy P. Stouffer, vice president of investments and chartered financial analyst, has been the fund's portfolio manager since 1999. Before joining Founders, Ms. Stouffer was a vice president and portfolio manager with Federated Global, Incorporated from 1995 to 1999.

The fund's SAI provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of securities in the fund.

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Founders, Dreyfus, and certain directors of the Dreyfus Founders funds and the Dreyfus funds (together, the "Defendant Funds") in the U.S. District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the 1940 Act, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending as of the date of this prospectus.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the fund believe that any of the pending actions will have a material adverse effect on the fund or Founders' ability to perform its contract with the fund.

Distributor

The fund's distributor is Dreyfus Service Corporation. The fund's distributor may provide cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are in addition to any sales charges, 12b-1 fees, sub-transfer agency fees and/or shareholder services fees paid by the fund. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, record-keeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

From time to time, the fund's distributor also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets, or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The fund, Founders and the fund's distributor have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Founders code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's pre-clearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Founders' employees does not disadvantage any Founders-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the five years ended December 31, 2004. Certain information reflects financial results for a single fund share. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. The financial information has been audited by PricewaterhouseCoopers LLP, the fund's independent registered public accounting firm, whose report and the fund's financial statements are included in the fund's 2004 annual report, which is available upon request.

		Year Ended December 31,				
Class A		**2004**	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value − beginning of year		14.24	8.14	9.68	14.18	22.93
Income from investment operations:	Net investment income (loss)	(0.11)[1]	0.10	(0.16)	(0.14)	(0.13)
	Net realized and unrealized gains (losses) on securities	2.63	6.00	(1.38)	(4.36)	(6.65)
Total from investment operations		2.52	6.10	(1.54)	(4.50)	(6.78)
Less dividends and distributions:	From net investment income	0.00	0.00	0.00	0.00	0.00
	From net realized gains	0.00	0.00	0.00	0.00	(1.97)
Total distributions		0.00	0.00	0.00	0.00	(1.97)
Net asset value − end of year		16.76	14.24	8.14	9.68	14.18
Total Return (%)[2]		17.70	74.94	(15.91)	(31.74)	(29.61)
Ratios/Supplemental Data (%):						
Ratios to average net assets:	Expenses with reimbursements, but no earnings credits[3]	1.92	2.45	2.24	1.88	1.61
	Expenses with reimbursements and earnings credits	1.92	2.45	2.24	1.87	1.59
	Net investment (loss)	(0.77)	(0.83)	(0.80)	(0.26)	(0.80)
Portfolio turnover rate[4]		648	707	495	704	535
Net assets − end of year ($ x 1,000)		19,726	27,252	9,422	14,033	36,353

[1] Computed using average shares outstanding throughout the year.

[2] Sales charges are not reflected in the total return.

[3] Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.02% (2004), 2.54% (2003), 2.27% (2002), 1.88% (2001), and 1.61% (2000).

[4] Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Class B		*Year Ended December 31,*				
		2004	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value – beginning of year		13.79	7.95	9.54	14.08	22.93
Income from investment operations:	Net investment (loss)	(0.23)[1]	(0.31)	(0.29)	(0.18)	(0.23)
	Net realized and unrealized gains (losses) on securities	2.53	6.15	(1.30)	(4.36)	(6.65)
Total from investment operations		2.30	5.84	(1.59)	(4.54)	(6.88)
Less dividends and distributions:	From net investment income	0.00	0.00	0.00	0.00	0.00
	From net realized gains	0.00	0.00	0.00	0.00	(1.97)
Total distributions		0.00	0.00	0.00	0.00	(1.97)
Net asset value – end of year		16.09	13.79	7.95	9.54	14.08
Total Return (%)[2]		16.68	73.46	(16.67)	(32.24)	(30.05)
Ratios/Supplemental Data (%):						
Ratios to average net assets:	Expenses with reimbursements, but no earnings credits[3]	2.79	3.30	3.09	2.66	2.38
	Expenses with reimbursements and earnings credits	2.78	3.29	3.09	2.64	2.35
	Net investment (loss)	(1.63)	(1.44)	(1.64)	(1.06)	(1.50)
Portfolio turnover rate[4]		648	707	495	704	535
Net assets – end of year ($ x 1,000)		17,917	18,198	12,810	19,661	35,000

[1] *Computed using average shares outstanding throughout the year.*

[2] *Sales charges are not reflected in the total return.*

[3] *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.89% (2004), 3.38% (2003), 3.12% (2002), 2.66% (2001), and 2.38% (2000).*

[4] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

				Year Ended December 31,		
Class C		**2004**	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value − beginning of year		13.76	7.93	9.52	14.06	22.93
Income from investment operations:	Net investment (loss)	(0.22)[1]	(0.01)	(0.35)	(0.22)	(0.21)
	Net realized and unrealized gains (losses) on securities	2.53	5.84	(1.24)	(4.32)	(6.69)
Total from investment operations		2.31	5.83	(1.59)	(4.54)	(6.90)
Less dividends and distributions:	From net investment income	0.00	0.00	0.00	0.00	0.00
	From net realized gains	0.00	0.00	0.00	0.00	(1.97)
Total distributions		0.00	0.00	0.00	0.00	(1.97)
Net asset value − end of year		16.07	13.76	7.93	9.52	14.06
Total Return (%)[2]		16.79	73.52	(16.70)	(32.29)	(30.13)
Ratios/Supplemental Data (%):						
Ratios to average net assets:	Expenses with reimbursements, but no earnings credits[3]	2.71	3.25	3.06	2.67	2.38
	Expenses with reimbursements and earnings credits	2.70	3.25	3.05	2.65	2.35
	Net investment (loss)	(1.55)	(1.43)	(1.58)	(1.08)	(1.50)
Portfolio turnover rate[4]		648	707	495	704	535
Net assets − end of year ($ x 1,000)		10,249	10,639	5,268	8,928	17,925

[1] *Computed using average shares outstanding throughout the year.*

[2] *Sales charges are not reflected in the total return.*

[3] *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.81% (2004), 3.34% (2003), 3.08% (2002), 2.67% (2001), and 2.38% (2000).*

[4] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Class R		*Year Ended December 31,*				
		2004	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value − beginning of year		13.82	7.87	9.56	14.22	22.93
Income from investment operations:	Net investment income (loss)	(0.07)[1]	0.54	(0.81)	(0.17)	(0.09)
	Net realized and unrealized gains (losses) on securities	2.56	5.41	(0.88)	(4.49)	(6.65)
Total from investment operations		2.49	5.95	(1.69)	(4.66)	(6.74)
Less dividends and distributions:	From net investment income	0.00	0.00	0.00	0.00	0.00
	From net realized gains	0.00	0.00	0.00	0.00	(1.97)
Total distributions		0.00	0.00	0.00	0.00	(1.97)
Net asset value − end of year		16.31	13.82	7.87	9.56	14.22
Total Return (%)		18.02	75.60	(17.68)	(32.77)	(29.44)
Ratios/Supplemental Data (%):						
Ratios to average net assets:	Expenses with reimbursements, but no earnings credits[2]	1.68	2.08	3.94	1.86	1.33
	Expenses with reimbursements and earnings credits	1.68	2.07	3.91	1.84	1.31
	Net investment (loss)	(0.51)	(0.32)	(2.20)	(0.08)	(0.55)
Portfolio turnover rate (%)[3]		648	707	495	704	535
Net assets − end of year ($ x 1,000)		190	142	37	76	241

[1] *Computed using average shares outstanding throughout the year.*

[2] *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.79% (2004), 2.17% (2003), 4.65% (2002), 2.78% (2001), and 1.33% (2000).*

[3] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Class T		*Year Ended December 31,*				
		2004	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value − beginning of year		13.70	7.87	9.50	14.14	22.93
Income from investment operations:	Net investment (loss)	(0.17)[1]	(0.24)	(0.45)	(0.22)	(0.16)
	Net realized and unrealized gains (losses) on securities	2.52	6.07	(1.18)	(4.42)	(6.66)
Total from investment operations		2.35	5.83	(1.63)	(4.64)	(6.82)
Less dividends and distributions:	From net investment income	0.00	0.00	0.00	0.00	0.00
	From net realized gains	0.00	0.00	0.00	0.00	(1.97)
Total distributions		0.00	0.00	0.00	0.00	(1.97)
Net asset value − end of year		16.05	13.70	7.87	9.50	14.14
Total Return (%)[2]		17.15	74.08	(17.16)	(32.82)	(29.79)
Ratios/Supplemental Data (%):						
Ratios to average net assets:	Expenses with reimbursements, but no earnings credits[3]	2.37	3.07	4.03	3.16	1.87
	Expenses with reimbursements and earnings credits	2.36	3.07	4.03	3.14	1.84
	Net investment (loss)	(1.21)	(1.06)	(2.69)	(1.60)	(1.00)
Portfolio turnover rate[4]		648	707	495	704	535
Net assets − end of year ($ x 1,000)		510	522	345	538	869

[1] *Computed using average shares outstanding throughout the year.*

[2] *Sales charges are not reflected in the total return.*

[3] *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.47% (2004), 3.16% (2003), 4.05% (2002), 3.16% (2001), and 1.87% (2000).*

[4] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Your Investment



SHAREHOLDER GUIDE

The classes of the fund offered by this prospectus are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described in this prospectus. Consult a representative of your plan or financial institution for further information.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees for Class B and Class C shares have the same purpose as the front-end sales charge on sales of Class A and Class T shares: to compensate the fund's distributor for concessions and expenses it pays to dealers and financial institutions for selling shares.

Deciding which class of shares to buy

This prospectus offers Class A, B, C, T and R shares of the fund. The different classes represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. When choosing a class, you should consider your investment amount, anticipated holding period, the potential costs over your holding period and whether you qualify for any reduction or waiver of the sales charge.

When you invest in Class A or Class T shares you generally pay an initial sales charge. Class A shares have no ongoing Rule 12b-1 fees and Class T shares have lower ongoing Rule 12b-1 fees than either Class B or Class C shares. Each class, except Class R shares, is subject to a shareholder service fee. Class R shares are available only to limited types of investors. Please see below for more information regarding the eligibility requirements.

A more complete description of each class follows. You should review these arrangements with your investment professional before determining which class to invest in.

Key concepts

The fund offers multiple classes of shares. This prospectus describes shares of Classes A, B, C, R and T. The fund's other class of shares, Class F, is offered by a separate prospectus and is generally available only to shareholders who have continuously maintained a Class F account with any Dreyfus Founders fund since December 30, 1999. All share classes of the fund invest in the same underlying portfolio of securities and have the same management team. However, because of different charges, fees and expenses, the performance of the fund's share classes will vary.

	Class A	Class B	Class C	Class T	Class R
Initial sales charge	up to 5.75%	none	none	up to 4.50%	none
Ongoing distribution fee (Rule 12b-1 fee)	none	0.75%	0.75%	0.25%	none
Ongoing shareholder service fee	0.25%	0.25%	0.25%	0.25%	none
Contingent deferred sales charge	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	sliding scale over six years	1% on sale of shares held for one year or less	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	none
Conversion feature	no	yes	no	no	no
Recommended purchase maximum	none	$100,000	$1 million	$1 million	none

Class A share considerations

When you invest in Class A shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment, as the following table shows. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

Since some of your investment goes to pay an up-front sales charge when you purchase Class A shares, you purchase fewer shares than you would with the same investment in Class B or Class C shares. Nevertheless, you are usually better off purchasing Class A shares, rather than Class B or Class C shares, and paying an up-front sales charge if you:

- plan to own the shares for an extended period of time, since the higher ongoing service and/or Rule 12b-1 fees on Class B and Class C shares may eventually exceed the cost of the up-front sales charge

- qualify for a reduced or waived sales charge

If you invest $1 million or more (and are not eligible to purchase Class R shares), Class A shares will always be the most advantageous choice.

Class A sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	5.75%	6.10%
$50,000 to $99,999	4.50%	4.70%
$100,000 to $249,999	3.50%	3.60%
$250,000 to $499,999	2.50%	2.60%
$500,000 to $999,999	2.00%	2.00%
$1 million or more *	none	none

* *No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.*

Class T share considerations

When you invest in Class T shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

The initial sales charge on Class A is higher than that of Class T. Nevertheless, you are usually better off purchasing Class A shares rather than Class T shares if you:

- plan to own the shares for an extended period of time, since the ongoing Rule 12b-1 fee on Class T may eventually exceed the initial sales charge differential

- invest at least $1 million, regardless of your investment horizon, because there is no initial sales charge at that level and Class A has no ongoing Rule 12b-1 fee

Since some of your investment goes to pay an up-front sales charge when you purchase Class T shares, you purchase fewer shares than you would with the same investment in Class B or Class C shares. Nevertheless, you should consider purchasing Class T shares, rather than Class B or Class C shares, and paying an up-front sales charge if you:

- qualify for a reduced or waived sales charge

- are unsure of your expected holding period

Class T sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	4.50%	4.70%
$50,000 to $99,999	4.00%	4.20%
$100,000 to $249,999	3.00%	3.10%
$250,000 to $499,999	2.00%	2.00%
$500,000 to $999,999	1.50%	1.50%
$1 million or more*	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Sales charge reductions and waivers

To receive a reduction or waiver of your initial sales charge, you must let your financial intermediary or the fund know at the time you purchase shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund with evidence of your qualification for the reduction or waiver, such as records regarding shares of Dreyfus Founders funds or Dreyfus Premier funds held in accounts with that financial intermediary and other financial intermediaries. Additional information regarding reductions and waivers of sales loads is available, free of charge, at **www.dreyfus.com** and in the fund's SAI.

You can reduce your initial sales charge in the following ways:

- *Rights of accumulation.* You can count toward the amount of your investment your total account value in all share classes of Dreyfus Founders funds or certain Dreyfus Premier funds or that are subject to a sales charge. For example, if you have $1 million invested in shares of Dreyfus Founders funds or certain Dreyfus Premier funds, you can invest in Class A shares of any fund without an initial sales charge. We may terminate or change this privilege at any time on written notice.

- *Letter of intent.* You can sign a letter of intent, in which you agree to invest a certain amount (your goal) in Dreyfus Founders funds or certain Dreyfus Premier funds over a 13-month period, and your initial sales charge will be based on your goal. A 90-day back-dated period can also be used to count previous purchases toward your goal. Your goal must be at least $50,000, and your initial investment must be at least $5,000. The sales charge will be adjusted if you do not meet your goal.

- *Combine with family members.* You can also count toward the amount of your investment all investments in Dreyfus Founders funds or certain Dreyfus Premier funds, in any class of shares, by your spouse and your children under age 21 (family members), including their rights of accumulation and goals under a letter of intent. Certain other groups may also be permitted to combine purchases for purposes of reducing or eliminating sales charges. (See "How to Buy Shares" in the SAI.)

Class A shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- full-time or part-time employees, and their family members, of Founders or any of its affiliates

- board members of Founders, the Dreyfus Founders funds and any funds managed by an affiliate of Founders

- full-time employees, and their family members, of financial institutions that have entered into selling agreements with the fund's distributor

- "wrap" accounts for the benefit of clients of financial institutions, provided they have entered into an agreement with the fund's distributor specifying operating policies and standards

- qualified separate accounts maintained by an insurance company; and any state, county or city or instrumentality thereof; charitable organizations investing $50,000 or more in fund shares; and charitable remainder trusts

Class A and Class T shares may be purchased at NAV without payment of a sales charge by employees participating in certain qualified or non-qualified employee benefit plans.

Class B and Class C share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class B or Class C shares buys more shares than the same investment would in Class A or Class T shares. However, you will pay higher ongoing service and/or distribution fees. Over time these fees may cost you more than paying an initial sales charge on Class A or Class T shares.

Due to availability of sales charge discounts for Class A and Class T shares and the higher ongoing fees for Class B and Class C shares, the fund will generally not accept a purchase order for Class B shares in the amount of $100,000 or more and will generally not accept a purchase order for Class C shares in the amount of $1 million or more. While the fund will take reasonable steps to prevent investments of $100,000 or more in Class B shares, and $1 million or more in Class C shares, it may not be able to identify such investments made through certain financial intermediaries or omnibus accounts.

Class B shares sold within six years are subject to the following CDSCs:

Class B sales charges	
For shares sold in the:	**CDSC as a % of amount redeemed subject to the charge**
First year	4.00%
Second year	4.00%
Third year	3.00%
Fourth year	3.00%
Fifth year	2.00%
Sixth year	1.00%
Thereafter	none

Class B shares convert to Class A shares (which are not subject to a Rule 12b-1 fee) at the end of the calendar quarter six years after the date they were purchased. If you intend to hold your shares less than six years, Class C shares will generally be more economical than Class B shares.

Class C shares redeemed within one year are subject to a 1% CDSC. Unlike Class B shares, Class C shares will never convert to Class A shares. As a result, long-term Class C shareholders may pay higher ongoing Rule 12b-1 fees over the life of their investment.

Class R share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class R shares buys more shares than the same investment would in Class A or Class T shares. There is also no CDSC imposed on redemptions of Class R shares, and you do not pay any ongoing service or distribution fees.

Class R shares may be purchased by:

- a bank trust department or other financial services provider acting on behalf of its customers having a qualified trust or investment account or relationship at such institution

- a custodian, trustee, investment manager or other entity authorized to act on behalf of a qualified or non-qualified employee benefit plan that has entered into an agreement with the fund's distributor or a SEP-IRA

CDSC waivers

The CDSC on Class A, B, C and T shares may be waived in the following cases:

- permitted exchanges of shares, except if shares acquired by exchange are then redeemed within the period during which a CDSC would apply to the initial shares purchased

- redemptions made within one year of death or disability of the shareholder

- redemptions due to receiving required minimum distributions from retirement accounts upon reaching age 70 ½

- redemptions of Class B or Class C shares made through the fund's Automatic Withdrawal Plan, if such redemptions do not exceed 12% of the value of the account annually

- redemptions from qualified and unqualified employee benefit plans

Buying shares

The net asset value (NAV) of each class is generally calculated as of the close of regular trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) every day the NYSE is open. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. NAV is not calculated, and you may not conduct fund transactions, on days the NYSE is closed (generally weekends and New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day). However, the fund may conduct portfolio transactions on those days, particularly in foreign markets. Those transactions, and changes in the value of the fund's foreign securities holdings on such days, may affect the value of fund shares on days when you are not able to purchase, exchange, or redeem shares. The NAV of your shares when you redeem them may be more or less than the price you originally paid, depending primarily upon the fund's investment performance.

Generally, debt securities with remaining maturities of 60 days or less at the time of purchase are valued using the amortized cost method. All other investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when trading in a security has been suspended or when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be determined by the fund's board or its valuation committee in good faith using such information as it deems appropriate under the circumstances.

Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. The fund may use fair value prices obtained from such a pricing service in lieu of the closing prices from foreign markets in valuing foreign equity securities on days when movements in the U.S. stock market are determined to have materially affected the value of those securities subsequent to the closing of the foreign markets. In addition to establishing the fair value of securities, another objective of this policy is to attempt to reduce the possibility that an investor may seek to take advantage of any disparity between the foreign securities' closing market prices and their fair value by engaging in "time zone arbitrage." See "Your Investment — Shareholder Guide — General policies."

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their NAVs. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the NAV of the fund.

Key concepts

Net asset value (NAV): the market value of one fund share, computed by dividing the total net assets of a fund or class by its shares outstanding. The fund's Class A and Class T shares are offered to the public at NAV plus a sales charge. Classes B, C, and R are offered at NAV, but Classes B and C are generally subject to higher annual operating expenses and a CDSC.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the fund's distributor or its designee by the close of its business day (usually 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

Minimum investments		
	Initial	Additional
Regular accounts	**$1,000**	**$100; $500** *for Dreyfus TeleTransfer investments*
Traditional IRAs	**$750**	**no minimum**
Spousal IRAs	**$750**	**no minimum**
Roth IRAs	**$750**	**no minimum**
Education Savings Accounts	**$500**	**no minimum** *after the first year*
Automatic investment plans	**$100**	**$100**

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Your order will be processed promptly, and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares, we will first sell shares that are not subject to a CDSC, and then sell those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by reinvesting your dividends. There are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or the SAI for details.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares
- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online		
Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days
- requests to send the proceeds to a different payee or address
- written sell orders of $100,000 or more

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online orders as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions, and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, the fund's board has adopted a policy of discouraging excessive trading, short-term market timing, and other abusive trading practices ("frequent trading") that could adversely affect the fund or its operations. Founders, the fund, and the fund's distributor will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- redeem "in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- reject any purchase or exchange request, including those from any individual or group who, in our view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

We monitor selected transactions to identify frequent trading. When our surveillance systems identify multiple roundtrips, we evaluate trading activity in the account for evidence of frequent trading. We consider the investor's trading history in other accounts under common ownership or control, in other Dreyfus Founders, Dreyfus, and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while we seek to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, we seek to make these judgments to the best of our abilities in a manner that we believe is consistent with shareholder interests. If we conclude the account is likely to engage in frequent trading, we may reject the purchase or exchange, which may occur on the following business day. We may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, rejecting the trade. At our discretion, we may apply these restrictions across all accounts under common ownership, control, or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Our ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the fund's distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the fund's distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

The risks of frequent trading may be more significant for mutual funds that invest in securities that are more difficult to value or that are susceptible to price arbitrage, such as foreign securities. For example, a fund with significant investments in foreign securities that trade in markets that close some time before the time at which the fund calculates its net asset value potentially is subject to the risk of time zone arbitrage — a market timing strategy that seeks to take advantage of changes in the value of a fund's portfolio holdings during the period between the close of the markets in which the fund's portfolio securities primarily trade and the close of the NYSE. One of the objectives of the fair valuation procedures adopted by the fund's board is to protect the fund against time zone arbitrage, as well as other trading practices that may seek to take advantage of stale prices. See "Your Investment — Shareholder Guide — Buying shares."

Although the fund's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through automatic investment plans, Dreyfus Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by us generally are not considered to be frequent trading.

Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 60 days, the fund may close your account and send you the proceeds to the address on record



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also may realize capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends and capital gain distributions on an annual basis each December. From time to time, the fund may make distributions in addition to those described above. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, are taxable to you as qualified dividends and capital gains.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares when a fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your redemption of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive upon redemption.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax adviser before investing.



SERVICES FOR FUND INVESTORS

The third party through whom you purchased fund shares may impose different restrictions on these services and privileges offered by the fund, or it may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you may select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1–800–554–4611**.

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from the fund into another Dreyfus Founders fund or Dreyfus Premier fund (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from the fund into another Dreyfus Founders fund or Dreyfus Premier fund.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most funds.
	There will be no CDSC on Class B or Class C shares, as long as the amount of any withdrawal does not exceed, on an annual basis, 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Founders fund or Dreyfus Premier fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange generally has the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your mutual fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and by following the instructions on your application, or by contacting your financial representative.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A, B or T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund shareholder automatically receives regular account statements. You will also be sent an annual statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 **In Writing**

TO OPEN AN ACCOUNT

Complete the application. Mail your application and a check to:

Dreyfus Founders Funds, Inc.
Passport Fund
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
Dreyfus Founders Funds, Inc.
Passport Fund
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing

TO SELL SHARES

Write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• Passport Fund
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares").

Mail your request to:
Dreyfus Founders Funds, Inc.
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing

 **By Telephone**

TO OPEN AN ACCOUNT

Wire Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 046590
• EEC code 5660
• Passport Fund
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Return your application with the account number on the application.

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 046590
• EEC code 5660
• Passport Fund
• the share class
• your account number
• name(s) of investor(s)
• dealer number, if applicable

Electronic check Same as wire, but before your 14-digit account number insert "281" for Class A, "282" for Class B, "283" for Class C, "284" for Class R, or "285" for Class T.

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Call us to request your transaction.

TO SELL SHARES

Wire Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Call us or your financial representative to request your transaction. A check will be sent to the address of record.

To open an account, make subsequent investments or sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**
Make checks payable to: **Dreyfus Founders Funds, Inc.**

Key concepts

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire transfers from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

Online (www.dreyfus.com)

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction.

Wire Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record.

Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.

All services Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.

Dreyfus Automatic Withdrawal Plan Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.

Be sure to maintain an account balance of $5,000 or more.

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 In Writing

TO OPEN AN ACCOUNT

Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for.

Mail your application and a check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552
Boston, MA 02205-8568
Attn: Institutional Processing

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for.

Mail the slip and the check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552
Boston, MA 02205-8568
Attn: Institutional Processing

TO SELL SHARES

Write a letter of instruction that includes:
• your name and signature
• your account number
• Passport Fund
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds
• whether the distribution is qualified or premature
• whether the 10% TEFRA should be withheld

Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares").

Mail your request to:
The Dreyfus Trust Company
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

 By Telephone

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 046590
• EEC code 5660
• Passport Fund
• the share class
• your account number
• name(s) of investor(s)
• dealer number, if applicable

Electronic check Same as wire, but before your 14-digit account number insert "281" for Class A, "282" for Class B, "283" for Class C, "284" for Class R, or "285" for Class T.

 Automatically

TO ADD TO AN ACCOUNT

All services Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year contributions.

TO SELL SHARES

Systematic Withdrawal Plan Call us to request instructions to establish the plan.

For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.**

Make checks payable to: **The Dreyfus Trust Company, Custodian.**

NOTES

NOTES

For More Information

Dreyfus Founders Passport Fund
A series of Dreyfus Founders Funds, Inc.
SEC file number: 811-01018

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings, and contains the fund's financial statements and information from the fund's portfolio manager about market conditions, economic trends and fund strategies that significantly affected the fund's performance during the period. The fund's most recent annual and semiannual reports are available on its website at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is available on the fund's website at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference and legally considered a part of this prospectus.

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, on its website at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings Reports. This information will be posted on the fund's website on the last day of the month following the month for which such information is applicable, unless the month for which such information is applicable is the last month of a calendar quarter, in which case the information will be posted on the fund's website on the 15th day of the month following the month for which such information is applicable. This information will remain accessible on the fund's website at least until the date on which the fund files a Form N-Q or Form N-CSR with the SEC for the period that includes the date as of which the website information is current. A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the SAI.

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text only versions of certain fund documents can be viewed online or downloaded from: http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.

Dreyfus Founders Funds are managed by Founders Asset Management LLC.

Founders and Founders Funds are registered trademarks of Founders Asset Management LLC.



© 2005 Dreyfus Service Corporation